                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                         Middle Bay Oil Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  595673203
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               TAMARA R. WAGMAN
                          FREDERIC DORWART, LAWYERS
                                Old City Hall
                            124 East Fourth Street
                             Tulsa, OK 74103-5010
                                (918) 583-9922
                          (918) 583-8251 (Facsimile)
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 595673203                                            PAGE 2 OF 7 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kaiser-Francis Oil Co. I.R.S. ID. #73-1006655
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    State of Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,333,334
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    3,333,334
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,333,334
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Filed by Kaiser-Francis Oil Company In Connection with Transactions in the Shares of Middle Bay Oil Company, Inc.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.02 per share (the "Common Stock"), of Middle Bay Oil Company, an Alabama corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1221 Lamar, Suite 1020, Houston, Texas 77010.

Item 2.  Identity and Background.

    (1) General. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.22% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.78% of the issued and outstanding capital stock of GBK Corporation.

    (2) GBK Corporation. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                   6733 South Yale
                   Tulsa, Oklahoma 74136

         With respect to paragraphs (d) and (e) of this Item 2, none.

    (3) Kaiser-Francis Oil Company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas, the acquisition and disposition of producing oil and gas properties, and the acquisition, ownership and operation of retirement communities. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                   6733 South Yale
                   Tulsa, Oklahoma 74136

         With respect to paragraphs (d) and (e) of this Item 2, none.

    (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

                   President:                     George B. Kaiser
                   Executive Vice President:      H. G. Kleemeir
                   Chief Financial Officer:       D. Joseph Graham
                   Secretary:                     Frederic Dorwart
                   Treasurer:                     Reece A. Hembree
                   Director:                      George B. Kaiser



                                Page 3 of 7 Pages

    (5)  (a) George B. Kaiser

         (b) 6733 South Yale
             Tulsa, OK 74136

         (c) Independent Oil and Gas Producer
             KAISER-FRANCIS OIL COMPANY
             6733 South Yale
             Tulsa, OK 74136

         (d) No

         (e) No

         (f) United States of America

    (6)  (a) H. G. Kleemeir

         (b) 6733 South Yale
             Tulsa, OK 74136

         (c) Executive Vice President
             KAISER-FRANCIS OIL COMPANY
             6733 South Yale
             Tulsa, OK 74136

         (d) No

         (e) No

         (f) United States of America

    (7)  (a) D. Joseph Graham

         (b) 6733 South Yale
             Tulsa, OK 74136

         (c) Chief Financial Officer
             KAISER-FRANCIS OIL COMPANY
             6733 South Yale
             Tulsa, OK 74136

         (d) No

         (e) No

         (f) United States of America

    (8)  (a) Frederic Dorwart

         (b) Old City Hall
             124 East Fourth Street
             Tulsa, OK 74103-5010



                                Page 4 of 7 Pages

         (c) Law

             Old City Hall
             124 East Fourth Street
             Tulsa, OK 74103-5010

         (d) No

         (e) No

         (f) United States of America

    (9)  (a) Reece A. Hembree

         (b) 6733 South Yale
             Tulsa, OK 74136

         (c) Treasurer
             KAISER-FRANCIS OIL COMPANY
             6733 South Yale
             Tulsa, OK 74136

         (d) No

         (e) No

         (f) United States of America

Item 3.  Source or Amount of Funds or Other Consideration.

         The consideration for the purchase of 1,666,667 shares of Series A Preferred Stock of Issuer, which were converted on January 31, 1998 into 3,333,334 shares of Issuer's common stock, was $10,000,002 which came from Kaiser-Francis working capital.

Item 4.  Purpose of Transaction.

         Kaiser-Francis has acquired its shares of Issuer Common Stock primarily to hold for investment. Dependent upon market conditions, pricing, and availability, Kaiser-Francis may acquire additional shares of Issuer. Gary R. Christopher, Acquisitions Coordinator of Kaiser-Francis, is a director of Issuer. Kaiser-Francis has no intention of attempting to effect any change in the business plan, policies, officers or directors of Issuer. Dependent upon market conditions, pricing, industry conditions and company performance, Kaiser-Francis may determine to sell all or part of its shareholdings.

Item 5.  Interest in Securities of the Issuer.

         Pursuant to a certain Stock Purchase Agreement between the Issuer and Kaiser-Francis dated September 4, 1996, Kaiser-Francis received the right to purchase up to 1,666,667 shares of Series A Preferred Stock of Issuer for a purchase price of $6.00 per share. The Stock Purchase Agreement granted to Kaiser-Francis a one-time, demand registration right with regard to the Kaiser-Francis shares. Kaiser-Francis had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 1,666,667 shares of



                                Page 5 of 7 Pages

         Series A Preferred Stock and subsequently has the same power with regard to all the shares of common stock into which the Series A Preferred Stock was converted.

The following purchases of Series A Preferred Stock were made by Kaiser-Francis for the purchase price of $6.00 per share:

         No. of Shares        Date
         -------------        ----
            166,667        12/31/96

          1,000,000         2/28/97

            500,000         6/30/97

Total:   1,666,667 shares Series A Preferred Stock

% of Series A Preferred Stock: 100%
% of Common Stock After Conversion: 42.4%

No other person identified in Item 2 beneficially owns shares, common or preferred, of Issuer.

Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of Issuer.

         None; except the Stock Purchase Agreement as described in Item 5.

Item 7.  Material to be Filed as Exhibits.

         Stock Purchase Agreement as described in Item 5.



                                Page 6 of 7 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Kaiser-Francis Oil Co.



                                    By:  /s/ FREDERIC DORWART
                                       --------------------------------
                                             Frederic Dorwart
                                             Secretary
TRW-25

                               INDEX TO EXHIBITS

                                                                           SEQUENTIALLY
EXHIBIT                                                                       NUMBERED
NUMBER                             EXHIBIT                                     PAGE
-------                            -------                                 ------------

EX 10.1             Stock Purchase Agreement as described in Item 5.